Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 No.  333-XXXXX and related Prospectus of Penn National Gaming, Inc. for the registration of 14,552.24 shares of its Series C Preferred Stock and 14,552,240 shares of its common stock and to the incorporation by reference therein of our reports dated February 24, 2012, with respect to the consolidated financial statements of Penn National Gaming, Inc. and the effectiveness of internal control over financial reporting of Penn National Gaming, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 30, 2013